SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549
                     ___________________
                         SCHEDULE 14D-1
        Tender Offer Statement Pursuant to Section 14(d)(1)
              of the Securities Exchange Act of 1934
                      (AMENDMENT NO. 1)
                     ___________________
                  PROMETHEUS INCOME PARTNERS,
                a California limited partnership
                   (Name of Subject Company)

                  PIP PARTNERS - GENERAL, LLC,
             a California limited liability company
                           (Bidder)

             UNITS OF LIMITED PARTNERSHIP INTEREST
                 (Title of Class of Securities)

                         742941 10 7
              (CUSIP Number of Class of Securities)
                       ___________________
                      Mr. Sanford  N. Diller
                   PIP PARTNERS - GENERAL, LLC
                       350 Bridge Parkway,
              Redwood City, California 94065-1517
                        (415)596-5300

Copy to:
Samuel H. Gruenbaum, Esq.
Cox, Castle & Nicholson, LLP
2049 Century Park East, Twenty-Eighth Floor
Los Angeles, California  90067
(310) 277-4222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

Calculation of Filing Fee
Transaction Valuation*                Amount of Filing Fee
      $4,275,000                               $855

     For purposes of calculating the filing fee only. This amount assumes the purchase of 9,000 units of limited partnership interest ("Units") of the subject company for $475 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:     $810 Filing party: PIP Partners -
General, LLC
Form or registration no.:   Schedule 14D-1  Date filed:
November 8, 1996
     (Continued on following pages)
     (Page 1 of 5 pages)

1.    Name of Reporting Person; S.S. or I.R.S. Identification No.
of Above Person

     PIP PARTNERS - GENERAL, LLC, a California limited liability company
________________________________________________________________
2.   Check the Appropriate Box if a Member of a Group (See
Instructions)

   (a)      (b)
________________________________________________________________
3.   SEC Use Only


_________________________________________________________________
4.   Sources of Funds (See Instructions)

     AF; BK
_________________________________________________________________
5.   Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(e) or 2(f)

_________________________________________________________________
6.   Citizenship or Place of Organization

     California
_________________________________________________________________
7.   Aggregate Amount Beneficially Owned by Each Reporting Person

     No Units of Limited Partnership Interest; however, an affiliate of the Bidder (i.e. the sole general partner of the Subject Company) owns a 5% interest in the distributable cash from operations of the Subject Company and 15% interest in the net proceeds from the sale or other disposition of the properties owned by the Subject Company, subject in both cases to certain priorities of the limited partners of the Subject Company.
_________________________________________________________________
8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

_________________________________________________________________
9.   Percent of Class Represented by Amount in Row (7)

     0% of the Limited Partnership Interests.  100% of the
general partnership interests of the Subject Company.
_________________________________________________________________
10.  Type of Reporting Person (See Instructions)

     00

     AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No.1 amends the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission ("SEC") on November 8, 1996 by PIP Partners - General, LLC, a California limited liability company (the "Purchaser"), relating to the tender offer by the Purchaser to purchase up to 9,000 of the issued and outstanding units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     Item 1(b) is hereby supplemented and amended as follows:

     This Amendment No. 1 to Schedule 14D-1 relates to the amended offer by the Purchaser to purchase up to 9,000 Units of the Partnership at $475 per Unit less the amount of any distributions declared or made with respect to the Units between November 8, 1996 and the date of payment of the purchase price (the "Purchase Price") for the Units by the Purchaser, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996, as amended by the Supplement to the Offer to Purchase dated November 15, 1996 (the "Supplement"), a copy of which Supplement is attached hereto as Exhibit (a)(4) (collectively, the "Offer to Purchase") and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit
(a)(5).

          The information set forth in the Introduction to the Supplement is incorporated herein in its entirety by reference.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
SUBJECT COMPANY.

     Item 3(b) is hereby supplemented and amended as follows:

     The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.


ITEM 7.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Item 7 is hereby supplemented and amended as follows:

     The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.

ITEM 10.   ADDITIONAL INFORMATION.

     Item 10(a) is hereby supplemented and amended as follows:

     The information set forth in Section 11 ("Background of the Offer") of the Supplement is incorporated herein in its entirety by reference.

     Item 10(f) is hereby supplemented and amended as follows:

     The information set forth in the Supplement, the related Letter of Transmittal, the related letter to holders of Units, the Notice of Withdrawal, the press releases dated November 8, 1996 and November 18, 1996, copies of which are attached hereto as Exhibits (a)(4), (a)(5), (a)(6), (a)(7), (a)(8), and (a)(9),
respectively, is incorporated herein in its entirety by reference.

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

	(a)(4)	Supplement to Offer to Purchase, dated November
15, 1996.

	(a)(5)	Letter of Transmittal.

	(a)(6)	Cover Letter, dated November 15, 1996, from PIP
PARTNERS - GENERAL, LLC to the holders of Units.

	(a)(7)	Notice of Withdrawal.

	(a)(8)	Press Release, dated November 8, 1996.

	(a)(9)	Press Release, dated November 18, 1996.

	(c)(2)	Letter Regarding Agreement to Make Tender Offer,
dated November 15, 1996.


	SIGNATURES

	After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 15, 1996


	PIP PARTNERS - GENERAL, LLC, a California limited liability company

	By:  PromHill, Inc., a California corporation, its
Manager


		By: /s/ Sanford N Diller
		    Name:  Sanford N. Diller
		    Title:  President

	EXHIBIT INDEX



EXHIBIT
NO.					TITLE


(a)(4)	Supplement to Offer to Purchase, dated November 15,
1996.

(a)(5)	Letter of Transmittal.

(a)(6)	Cover Letter, dated November 15, 1996, from PIP
PARTNERS - GENERAL, LLC to the holders of Units.

(a)(7)	Notice of Withdrawal.

(a)(8)	Press Release, dated November 8, 1996.

(a)(9)	Press Release, dated November 18, 1996.

(c)(2)	Letter Regarding Agreement to Make Tender Offer dated
November 15, 1996.


















	EXHIBIT (a)(4)

	SUPPLEMENT
	to
	OFFER TO PURCHASE FOR CASH
	by
	PIP PARTNERS - GENERAL, LLC,
	AN AFFILIATE OF THE GENERAL PARTNER

	$475 NET PER UNIT
	UP TO 9,000 UNITS OF LIMITED PARTNERSHIP INTEREST of
PROMETHEUS INCOME PARTNERS


THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD, AS
SUPPLEMENTED HEREBY, WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK, NEW
YORK TIME,
 ON DECEMBER 9, 1996, UNLESS EXTENDED.

	PIP PARTNERS - GENERAL, LLC, a California limited liability company (the "Purchaser"), and an affiliate of the General
Partner (as defined below), hereby supplements and amends its offer to purchase up to 9,000 of the issued and outstanding units of limited partnership interest (the "Units") of Prometheus
Income Partners, a California limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996, this Supplement, and the related Letter of Transmittal, as each may be amended from time to time. The 9,000 Units sought pursuant to this Offer represent, to the best knowledge of the Purchaser, approximately 47.4% of the Units outstanding as of the date of this Offer. Capitalized terms used but not otherwise defined in this Supplement shall have the meanings ascribed to them in the Offer to Purchase.

TO THE HOLDERS OF UNITS OF LIMITED PARTNERSHIP
INTEREST OF PROMETHEUS INCOME PARTNERS:

	INTRODUCTION

	The Purchaser, PIP Partners-General, LLC, an affiliate of the general partner of the Partnership (the "General Partner"), hereby amends the Offer to increase the Purchase Price to $475 per Unit, net to the seller in cash, without interest thereon, less the aggregate amount of distributions per Unit declared or made by the Partnership after November 8, 1996 through and including the date of payment of the Purchase Price for the Units by the Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement, and in the related Letter of Transmittal, as each may be supplemented, modified or amended from time to time.

	____________________

	THIS OFFER, WHICH IS BEING MADE BY AN AFFILIATE OF THE GENERAL PARTNER OF THE PARTNERSHIP, MATCHES THE $475 PER UNIT PURCHASE PRICE CURRENTLY BEING OFFERED BY PROM INCOME PARTNERS, WHICH HAS NO AFFILIATION WITH THE PARTNERSHIP, BUT WHICH IS AFFILIATED WITH APOLLO REALTY ADVISORS, PURSUANT TO A TENDER OFFER (THE "APOLLO TENDER OFFER").

Before tendering, Limited Partners are urged to consider the following factors:

     The Special Committee of the Board of Directors of the General Partner continues to urge that it is in the best interest of the Partnership and the Limited Partners, and it will best serve to protect the value of the Partnership Properties and the value of the Units, to accept this Offer rather than accepting the Apollo Tender Offer. The Purchaser, an affiliate of the General Partner, will continue the General Partner as the general partner of the Partnership, and hence the Partnership will have the benefit of the skill, knowledge, and experience which affiliates of the General Partner possess in dealing with the hardboard siding problem currently facing the Partnership's two properties, Alderwood Apartments and Timberleaf Apartments (the "Partnership Properties").

		THE SPECIAL COMMITTEE HAS RECOMMENDED THAT THOSE
LIMITED PARTNERS WITH A CURRENT OR ANTICIPATED NEED OR DESIRE FOR
LIQUIDITY SHOULD TENDER THEIR UNITS TO THE PURCHASER, AN
AFFILIATE OF THE GENERAL PARTNER, PURSUANT TO THIS OFFER.

		As disclosed in the Schedule 14D-9 filed by the Partnership on November 4, 1996 with the Securities and Exchange Commission ("SEC") (the "Partnership's Schedule 14D-9"): (a) the Partnership Properties currently suffer from a hardboard siding problem which could have a major impact on the value and marketability of the Partnership Properties, and hence the value of the Units, at the current time; and (b) the beneficial owner of the Purchaser and the General Partner, Mr. Sanford N. Diller, and his affiliates, have substantial knowledge, skill, and experience in managing the many business and legal aspects of this problem, including managing litigation against manufacturers, insurers, subcontractors, and others as a result thereof. The General Partner recently commenced such litigation on behalf of the Partnership as a result of the Partnership's hardboard siding problem.

		The Special Committee is unaware of any attempt by the persons making the Apollo Tender Offer to understand the magnitude of the hardboard siding problem, its impact upon the Partnership and the Partnership Properties, and the importance of managing the problem with the greatest possible care. The Apollo
Tender Offer does not address the importance to the Partnership of the skill, knowledge, and experience possessed by affiliates of the General Partner, including Maxim Property Management, which manages the Partnership Properties, in dealing with the hardboard siding problem.

		The Special Committee still believes that Apollo has undisclosed plans regarding the Partnership, including a management change, and that such a change would be detrimental to the Partnership for the reasons described above.

		The Partnership filed a lawsuit in Federal Court against the parties making the Apollo Tender Offer. The suit alleged, among other things, violations of the antifraud provisions under the federal securities laws relating to the disclosures made in the original Apollo Tender Offer. In apparent response, the parties making the Apollo Tender Offer have changed certain of the disclosures which were the focus of the lawsuit.

		There is no minimum number of Units required to be tendered in response to this Offer.

	____________________

	LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE
OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, IF
ANY, WHICH COMMISSIONS AND FEES WILL BE BORNE BY THE PURCHASER.
	____________________


	THE PURCHASER AND THE GENERAL PARTNER OF THE PARTNERSHIP ARE
AFFILIATED:  THE BENEFICIAL OWNER OF THE PURCHASER IS THE
BENEFICIAL OWNER OF THE GENERAL PARTNER.


	IF, AS OF THE EXPIRATION DATE, MORE THAN 9,000 UNITS ARE VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN, THE PURCHASER WILL ONLY ACCEPT FOR PURCHASE ON A PRO-RATA BASIS A MAXIMUM OF 9,000 UNITS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN. SEE SECTION 14 OF THE PIP GENERAL'S ORIGINAL OFFER TO PURCHASE ("CONDITIONS OF THE OFFER"). A LIMITED PARTNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH LIMITED PARTNER; HOWEVER, TENDERS OF FRACTIONAL UNITS WILL ONLY BE ACCEPTED IF ALL OF THE UNITS HELD BY SUCH LIMITED PARTNER ARE TENDERED.

	____________________

	FOR THE CONVENIENCE OF LIMITED PARTNERS DESIRING TO WITHDRAW ANY UNITS TENDERED IN RESPONSE TO THE APOLLO TENDER OFFER AND
ACCEPT THE $475 PER UNIT OFFERED HEREBY, ANOTHER FORM OF "NOTICE
OF WITHDRAWAL" IS ENCLOSED WHICH, IF PROPERLY DELIVERED TO THE HERMAN GROUP, INC., DEPOSITARY AGENT FOR THE APOLLO TENDER OFFER, BEFORE MIDNIGHT, NOVEMBER 26, 1996, NEW YORK CITY TIME, WILL
ENABLE LIMITED PARTNERS TO WITHDRAW UNITS TENDERED PURSUANT TO
THE APOLLO TENDER OFFER.
	____________________

	The address of Purchaser's principal executive offices is:
	350 Bridge Parkway,
	Redwood City, California 94065-1517
	____________________


	IMPORTANT


	Any (i) owner of record of Units (a "Limited Partner"), (ii) beneficial owner, in the case of Units owned by Individual Retirement Accounts or qualified plans (a "beneficial owner"), or
(iii) person who has purchased Units but has not yet been reflected on the Partnership's books as the record owner of such Units (an "assignee"), desiring to tender any or all of such person's Units should either (1) complete and sign the Letter of Transmittal accompanying this Supplement, or a facsimile copy thereof, in accordance with the instructions in such Letter of Transmittal and mail or deliver such Letter of Transmittal, or a facsimile copy thereof, and any other required documents as described below, or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Unless the context requires otherwise, references to Limited Partners in this Supplement or the Offer to Purchase shall be deemed to also refer to beneficial owners and assignees.


SEND COMPLETED LETTER OF TRANSMITTAL TO:

IBJ SCHRODER BANK & TRUST COMPANY
Telephone: (212) 858-2103
Facsimile: (212) 858-2611

By Mail:
Bowling Green Station
P.O. BOX 84
New York, NY 10274-0084
Attention: Reoranization
Operations Department

Hand/Overnight Delivery
One State Street
New York, New York 10004
Attention: Securities Processing Window
Sub-Celluar One

	Questions or requests for assistance in connection with this Offer, and requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents, may be directed as follows:

	GEORGESON & COMPANY INC.
	Wall Street Plaza
	New York, New York, 10005
	Telephone: (800) 223-2064

	NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY
INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE LETTER OF
TRANSMITTAL.  NO SUCH RECOMMENDATION, INFORMATION OR
REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

	EACH LIMITED PARTNER IS URGED TO READ CAREFULLY THE ENTIRE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED
DOCUMENTS.

	____________________

	SUPPLEMENT TO THE TENDER OFFER


	6.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

	The second and third paragraphs, together with the table, on page 9 of PIP General's original Offer to Purchase are hereby deleted and the following are substituted in lieu thereof:

		"As stated in Item 8 ("Additional Information to be Furnished") of the Partnership's Schedule 14D-9, the average adjusted tax basis in each Unit as of September 30, 1996 is approximately $145, and accordingly, a Limited Partner with such average tax basis is expected to recognize a tax gain on a sale of Units pursuant to this Offer of $330 per Unit sold. A Limited Partner's basis will vary depending upon when that Limited
Partner became a partner in the Partnership and what that Limited Partner paid for his, her or its Units. For purposes of the analysis below, the basis amount equals the average basis per Unit for a Limited Partner who has been a partner since the beginning of the Partnership. Additionally, since both the amount realized and the adjusted tax basis would include a like amount of allocable Partnership liabilities, such has been excluded from the analysis below.

		"While each Limited Partner should consult his, her or its tax adviser as to the particular tax consequences of selling
Units pursuant to either of the Offers, the following will generally quantify the federal income tax consequences of such sale to Limited Partners subject to federal income taxation.


     For an Individual Investor                Per Unit

     Sale price                                  $475
     Average tax basis at September 30, 1996      145
     Gain on sale                                $330

     Sale price                                  $475
     Less federal capital gain tax
     (28% X Gain on Sale)                          92
     Net cash after federal tax                  $383

	9.	CERTAIN INFORMATION CONCERNING THE PARTNERSHIP.

	The following is added to the section titled "Hardboard
Siding Problem" under Section 9 of the PIP General's original
Offer to Purchase::

	"The only reference in the Apollo Tender Offer to the hardboard siding problem affecting the Partnership Properties was, essentially, a repetition of the disclosures made by the Partnership in the Partnership's Schedule 14D-9. Neither the original Apollo Tender Offer nor the supplement thereto otherwise discusses the impact of the hardboard siding problem on the Partnership Properties and their marketability, or the resultant affects upon the value of the Units. Importantly, the Apollo Tender Offer did not address the importance to the Partnership and the Limited Partners of benefiting from the skill, knowledge, and experience of Mr. Sanford N. Diller and his affiliates, including Maxim Property Management ("Maxim"), the manager of the Partnership Properties, in dealing with the hardboard siding problem. In this regard, Apollo did not address: (a) the fact that the General Partner has already undertaken substantial investigation of the hardboard siding problem; (b) affiliates of the General Partner, including Maxim, have been pursuing and continue to pursue major litigation against manufacturers, insurers, subcontractors, and others in another partnership as a result of a similar hardboard siding problem -- such litigation is similar to litigation which the General Partner has commenced on behalf of the Partnership; and (c) the Special Committee has been advised by various consultants, experts and attorneys as to matters the Special Committee believes are relevant to analysis of the hardboard siding problem, and such advice included, among other things, the view of certain advisors that the experience of Maxim and certain affiliates thereof, including Mr. Diller, in managing the legal and business aspects of a similar hardboard siding problem at another property managed by Maxim should be extremely valuable in addressing the hardboard siding problem at the Partnership Properties."

	11.	BACKGROUND OF THE OFFER.

	The following is added to the end of the section titled
"Special Committee Recommendation" under Section 11 of the PIP
General's original Offer to Purchase:

		"Upon receipt of the supplement increasing the price offered in the Apollo Tender Offer, the Special Committee requested the Purchaser to increase its offer and to make a supplemental tender offer to the Limited Partners at an increased price. As a result, this Supplement, providing for an increased Offer of $475 per Unit, net to sellers, is being made by the Purchaser. This increased Offer is being made pursuant to the terms of the Agreement to make Tender Offer between the Partnership and the Purchaser.

		"The Special Committee continues to recommend that all Limited Partners reject the Apollo Tender Offer and that only those Limited Partners who have a current or anticipated need or desire for liquidity tender all or a portion of their Units to the Purchaser pursuant to the terms of this Offer."

	12.	SOURCE OF FUNDS.

	Section 12 of the Offer to Purchase is hereby amended by adding the following paragraph:

	"The November 8, 1996 Offer to Purchase disseminated by PIP General disclosed that Mr. Sanford N. Diller, the beneficial owner of PIP General, had delivered to the Partnership letters from the Bank of America stating the bank's willingness, based on Mr. Diller's financial status and the bank's history of dealings with him, to lend to Mr. Diller substantially more funds than needed to finance the purchase of the Units pursuant to this Offer, should Mr. Diller desire such. This was in addition to other resources available to Mr. Diller in excess of the amount needed to consummate the purchase pursuant to this Offer. Yet Apollo, which did not point to a source of funding for its proposed purchase, found it appropriate to criticize Mr. Diller for assuring the Partnership that in addition to his own resources, the Bank of America was prepared to provide the necessary financing if Mr. Diller desired."

	NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THE OFFER, HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Dated:	November 15, 1996

				PIP PARTNERS - GENERAL, LLC,
				a California limited liability company

	Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. Questions and requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. The Letter of Transmittal and any other required documents should be sent or delivered by each Limited Partner to the Depositary at its address set forth below. To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) must be received by the Depositary at the address (or facsimile number) set forth below before 12:00 midnight, New York, New York time, on Monday, December 9, 1996.

	The Depositary

IBJ SCHRODER BANK & TRUST COMPANY
Telephone: (212) 858-2103
Facsimile: (212) 858-2611

           By Mail:                      Hand/Overnight Delivery

           Bowling Green Station         One State Street
           P.O. Box 84                   New York, New York 10004
           New York, New York 10274-0084 Attention: Securities
                                         Processing Window
           Attention: Reorganization     Sub-Cellular One
           Operations Department


The Information Agent

For Additional Information Call:

GEORGESON & COMPANY INC.
Wall Street Plaza
New York, New York 10005

(800) 223-2064







EXHIBIT (a)(5)


LETTER OF TRANSMITTAL
TO
TENDER UNITS OF LIMITED PARTNERSHIP INTEREST
OF
PROMETHEUS INCOME PARTNERS

PURSUANT TO THE OFFER TO PURCHASE DATED NOVEMBER 8, 1996,
AS SUPPLEMENTED AND AMENDED ON NOVEMBER 15, 1996
BY
PIP PARTNERS - GENERAL, LLC



Number of (*)Units Tendered Purchase Price   Per Unit

                                     $ 475

(*)	If no indication is marked above, all Units issued to you
will be deemed to have been tendered.

Please indicate changes or corrections to the address printed above.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
MIDNIGHT, NEW YORK, NEW YORK  TIME, ON MONDAY, DECEMBER 9, 1996
(THE "EXPIRATION DATE") UNLESS SUCH OFFER IS EXTENDED.

	The undersigned hereby tender(s) to PIP PARTNERS - GENERAL, LLC, a California limited liability company (the "Purchaser"), the number of units of limited partnership interest ("Units") of Prometheus Income Partners, a California limited partnership (the "Partnership") specified below, pursuant to the Purchaser's offer to purchase up to 9,000 of the issued and outstanding Units at a purchase price of $475 per Unit, net to the seller in cash (the "Purchase Price"), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 8, 1996, as supplemented and amended on November
15, 1996 (the "Offer to Purchase") and this Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase and any supplements, modifications or amendments thereto, constitute the "Offer"), as more fully described in the Offer to Purchase. The Purchase Price will be automatically reduced by the aggregate amount of distributions per Unit, if any, made or declared by the Partnership after November 8, 1996 and on or prior to 12:00 midnight, New York, New York time, on December 9, 1996 (the "Expiration Date"). In addition, if a distribution is made or declared after the Expiration Date but prior to the date on which the Purchaser pays the Purchase Price for the tendered Units, the Purchaser will offset the amount otherwise due a holder of Units pursuant to the Offer in respect of tendered Units which have been accepted for payment but not yet paid for by the amount of any such distribution. LIMITED PARTNERS WHO TENDER THEIR UNITS WILL NOT BE OBLIGATED TO PAY ANY COMMISSIONS OR PARTNERSHIP TRANSFER FEES, WHICH COMMISSIONS OR PARTNERSHIP TRANSFER FEES WILL BE BORNE BY THE PURCHASER.
Receipt of the Offer to Purchase is hereby acknowledged. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Offer to Purchase.

	By executing and delivering this Letter of Transmittal, a tendering Limited Partner irrevocably appoints the Purchaser and designees of the Purchaser and each of them as such Limited Partner's proxies, with full power of substitution, in the manner set forth in this Letter of Transmittal to the full extent of such Limited Partner's rights with respect to the Units tendered by such Limited Partner and accepted for payment by the Purchaser (and with respect to any and all other Units or other securities issued or issuable in respect of such Units on or after the date hereof). All such proxies shall be considered irrevocable and coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment. Upon such acceptance for payment, all prior proxies given such Limited Partner with respect to such Units (and such other Units and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed (and, if given or executed will not be deemed effective). The Purchaser and its designees will, with respect to the Units (and such other Units and securities) for which such appointment is effective, be empowered to exercise all voting and other rights of such Limited Partner as they in their sole discretion may deem proper at any meeting of Limited Partners or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for a Unit to be deemed validity tendered, immediately upon the Purchaser's payment for such Unit, the Purchaser must be able to exercise full voting rights with respect to such Unit and other securities, including voting at any meeting of Limited Partners.

	By executing and delivering the Letter of Transmittal, a tendering Limited Partner also irrevocably constitutes and appoints the Purchaser and its designees as the Limited Partner's attorneys-in-fact, each with full power of substitution to the extent of the Limited Partner's rights with respect to the Units tendered by the Limited Partner and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior powers of attorney granted by the Limited Partner with respect to such Unit will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser and its designees each will have the power, among other things, (i) to seek to transfer ownership of such Units on the Partnership books maintained by the transfer agent and registrar for the Partnership (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Depositary (as the tendering Limited Partner's agent) of the Purchase Price, to become a substitute Limited Partner, to receive any and all distributions made by the Partnership after the Expiration Date, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer, (iii) to execute and deliver to the general partner of the Partnership (the "General Partner") a change of address form instructing the General Partner to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, (iv) to endorse any check payable to or upon the order of such Limited Partner representing a distribution to which-the Purchaser is entitled pursuant to the terms of the Offer, in each case on behalf of the tendering Limited Partner, and (v) if legal title to the Units is held through an IRA or KEOGH or similar account, the Limited Partner understands that this Letter of Transmittal must be signed by the custodian of such IRA or KEOGH account and the Limited Partner hereby authorizes and directs the custodian of such IRA or KEOGH to confirm this Letter of Transmittal. This Power of Attorney shall not be affected by the subsequent mental disability of the Limited Partner, and the Purchaser shall not be required to post bond in any nature in connection with this Power of Attorney.

	By executing and delivering the Letter of Transmittal, a tendering Limited Partner irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of such Limited Partner in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Limited Partner's right, title and interest in and to any and all distributions made by the Partnership after the Expiration Date in respect of the Units tendered by such Limited Partner and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date. The Purchaser will seek to be admitted to the Partnership as a substitute Limited Partner upon consummation of the Offer.

	By executing this Letter of Transmittal, the undersigned represents that either (a) the undersigned is not a plan subject to Title I of the Employee Retirement Income Security Act of 1947, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R.
Section 2510.3-101 of any such plan; or (b) the tender and acceptance of Units pursuant to the Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or
Section 4975 of the Code.

	The undersigned recognizes that, if proration is required pursuant to the terms of the Offer, the Purchaser will accept for payment from among those Units validly tendered on or prior to the Expiration Date and not properly withdrawn, the maximum number of Units permitted pursuant to the Offer on a pro rata basis, with adjustments to avoid purchases of certain fractional Units, based upon the number of Units validly tendered prior to the Expiration Date and not properly withdrawn.

	The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in Section 2 ("Proration; Acceptance for Payment and Payment for Units") and Section 14 ("Conditions of the Offer") of the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for Units not accepted for payment will be destroyed by the Purchaser. Except as stated in Section 4 ("Withdrawal Rights") of the Offer to Purchase, this tender is irrevocable, provided Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.


IF YOU HAVE ALREADY TENDERED YOUR UNITS TO APOLLO PURSUANT TO THE APOLLO TENDER OFFER, AND YOU NOW DESIRE TO WITHDRAW THAT TENDER, WE HAVE INCLUDED WITH THE TRANSMITTAL LETTER, A FORM OF "NOTICE OF WITHDRAWAL OF PREVIOUSLY TENDERED UNITS" LETTER (ALONG WITH INSTRUCTIONS) TO BE SENT TO THE HERMAN GROUP, IN THE MANNER INDICATED ON THE INSTRUCTIONS ATTACHED THERETO.


	SIGNATURE BOX
	Please sign exactly as your name is printed (or corrected) above. For joint owners, each joint owner must sign. If signed by the registered holder(s) of the units and payment is to be made directly to that holder(s) or Eligible Institution, then no signature guarantee is necessary. In all other cases, all signatures must be guaranteed by an Eligible Institution. (See Instruction 2.) The signatory hereto hereby certifies under penalties of perjury the Taxpayer Identification Number furnished in the blank provided in this Signature Box and the statements in Box A, Box B and, if applicable, Box C. The undersigned hereby represents and warrants for the benefit of the Partnership and the Purchaser that the undersigned owns the Units tendered hereby and has full power and authority to validly tender, sell, assign, transfer, convey and deliver the Units tendered hereby and that when the same are accepted for payment by the Purchaser, the Purchaser will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claims and that the transfer and assignment contemplated herein are in compliance with all applicable laws and regulations. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except an stated in Section 4 ("Withdrawal Rights") of the Offer to Purchase, this tender is irrevocable.
X
(Signature of Owner)        (Date)




Taxpayer Identification Number of owner (other than IRA'S)


X

(Signature of Co-Owner)	(Date)




(Title)

Telephone (Day)  (   )
Telephone (Eve)  (   )


Guarantee of Signature (If required. SEE INSTRUCTION 2).

Name of Firm:


Authorized Signature:



	TAX CERTIFICATIONS

	BOX A
	SUBSTITUTE FORM W-9
	(See Instruction 3)

	The person signing this Letter of Transmittal hereby certifies the following to the Purchaser under penalties of perjury:

	(i)	The Taxpayer Identification Number ("TIN") furnished
in the space provided for that purpose in the Signature Box of this Letter of Transmittal is the correct TIN of the Limited Partner, unless the Units are held in an Individual Retirement Account ("IRA"); or if this box [ ] is checked, the Limited
Partner has applied for a TIN. If the Limited Partner has applied for a TIN, a TIN has not been issued to the Limited
Partner, and either: (a) the Limited Partner has mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service ("IRS") Center or Social Security Administration Office, or (b) the Limited Partner intends to mail or deliver an application in the near future, it is hereby understood that if the Limited Partner does not provide a TIN to the Purchaser within sixty (60) days 31% of all reportable payments made to the Limited Partner thereafter will be withheld until a TIN is provided to the Purchaser; and

	(ii)	Unless this box [  ] is checked, the Limited Partner
is not subject to backup withholding either because the Limited
Partner: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Limited Partner is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Limited Partner is no longer subject to backup withholding.

Note:	Place an "X" in the box in (ii) above, if you are unable to
certify that the Limited Partner is not subject to backup withholding.
	BOX B
	FIRPTA AFFIDAVIT
	(See Instruction 3)

	Under Section 1445(c)(5) of the Code and Treas Reg. 1.1445-IIT(d), a transferee must withhold tax equal to 10% of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of its gross assets consists of U.S. real property interests and 90% or more of the value of its gross assets consists of U.S. real property interest plus cash or cash equivalents, and the holder of the partnership interest is a foreign person. To inform the Purchaser that no withholding is required with respect to the Limited Partner's interest in the Partnership, the person signing this Letter of Transmittal hereby certifies the following under penalties of perjury:

	(i)	Unless this box [   ] is checked, the Limited Partner,
if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code and Income Tax Regulations);

	(ii)	The Limited Partner's U.S. social security number (for
individuals) or employer identification number (for non-individuals) is correct as furnished in the blank provided for that purpose on the back of this Letter of Transmittal; and

	(iii)	The Limited Partner's home address (for individuals),
or office address (for non-individuals), is correctly printed (or corrected) on the back of this Letter of Transmittal.  If a
corporation, the jurisdiction of incorporation is
____________________________.

	The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.
	BOX C
	SUBSTITUTE FORM W-8
	(See Instruction 3)

	By checking this box [   ] the person signing this Letter of
Transmittal hereby certifies under penalties of perjury that the Limited Partner is an "exempt foreign person" for purposes of the backup withholding rules under U.S. federal income tax laws, because the Limited Partner:

	(i)	Is a nonresident alien or a foreign corporation,
partnership, estate or trust;

	(ii)	If an individual, has not been and plans not be
present in the U.S. for a total of 183 days or more during the calendar year; and

	(iii)	Neither engages, nor plans to engage, in a U.S. trade
or business that has effectively connected gains from transactions with a broker or barter exchange.


	For Units to be accepted for purchase, Limited Partners should complete and sign this Letter of Transmittal in the Signature Box and return it in the self-addressed, postage-paid envelope enclosed, or by hand or overnight courier to: IBJ SCHRODER BANK & TRUST COMPANY, Bowling Green Station, P.O. Box 84, New York, New York, 10274-0084, attention Reorganization Operations Department, or by Facsimile to: (212) 858-2103. Delivery of this Letter of Transmittal or any other required documents to an address other than the one set forth above or transmission via facsimile other than as set forth above does not constitute valid delivery.

	PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THIS
LETTER OF TRANSMITTAL AND BOXES A, B AND C ABOVE.

(Department of Corporations Use Only)
Fee Paid $
Receipt No.


Department of Corporations File No.
504 8254
(Insert file no. of previous filings before the Dept., if any)

FEE: $  20.00

(To be completed by applicant. The Date of Application:required fee is $20 per transferor
(Sec. 25608(m)., Corp. Code).)

Date of Application:


	DEPARTMENT OF CORPORATIONS
	STATE OF CALIFORNIA

APPLICATION FOR CONSENT TO TRANSFER SECURITIES PURSUANT TO
SECTION 25151 OF THE CORPORATE SECURITIES LAW OF 1968

This represents (check appropriate box):
	[   ] The initial filing.		[ X ] An amendment to
application dated ________________

THE SECURITIES PROPOSED TO BE TRANSFERRED ARE SUBJECT TO (CHECK
APPROPRIATE BOX)
		[ X ] LEGEND CONDITION.	[   ] ESCROW CONDITION.

1.	(a)	Name of Issuer:	PROMETHEUS INCOME PARTNERS, a
California limited partnership
	(b)	Former Name, if any:

2.	Description of securities proposed to be transferred:
(State title of each class of securities (e.g., Class A Common Stock). If rights, warrants and options are listed, also specify the securities to be transferred upon exercise thereof. If securities are to be pledged, so state.)

			UNITS OF LIMITED PARTNERSHIP INTEREST


3.	Name and address of each transferor (if space is
insufficient, incorporate and attach additional sheets):

Name


Address


Aggregate number or amount of securities proposed to be transferred by each transferor:


	Total:

4.	Name and address of each proposed transferee (if space is
insufficient, incorporate and attach additional sheets):


Name
PIP PARTNERS - GENERAL, LLC

Address
350 Bridge Parkway
Redwood City, CA  94065-1517

Aggregate number or amount of securities proposed to be transferred by each transferor:


	Total:



260.151(a)  (1/93)

5.	Address of principal executive office of Issuer:


350 Bridge Parkway      REDWOOD CITY,  CA      94065-1517
(Number and Street)     (City)       (State)   (Zip Code)


6.	Name and address of person to whom correspondence regarding
this application should be directed:
    SAMUEL H. GRUENBAUM, ESQ., COX, CASTLE & NICHOLSON, LLP,
    2049 CENTURY PARK EAST, #2800, LOS ANGELES, CA 90067

7.	There are attached hereto as exhibits statements by each of
the proposed transferees in the form required by Section 260.151 of Title 10 of the California Code of Regulations. (Note: Upon request, such statements will be treated as confidential by the Commissioner, subject to the provisions of Section 250.10, Title 10, California Code of Regulations.)

8.	(Check appropriate box)

	[ X ](a)	There are no restrictions upon the transfer of
the securities proposed to be transferred other than the legend or escrow condition imposed by the Commissioner of Corporations.

	[    ](b)	There are restrictions upon the transfer of the
securities proposed to be transferred other than the legend or escrow condition imposed by the Commissioner of Corporations which are described in an exhibit attached hereto and incorporated herein by reference. Such restrictions have been complied with so as to make the transfer to the proposed transferees valid and are known to the proposed transferees.

9.	No portion of the consideration to be given by the
transferees of the securities will be for the direct or indirect benefit of the Issuer identified in Item 1. (If the Issuer is to benefit from proposed transfer, See Section 25011 of the Corporate Securities Law of 1968 and Section 260.011 of Title 10 of the California Code of Regulations. Qualification of the transaction may be required.)

10.	Execution Instructions:

	If a transferor is other than an individual, the name of the entity should be typed or printed above the signature line exactly as shown in Item 3. The signature should show the name and title of the person authorized to sign for such transferor.

	I/We certify (or declare) under penalty of perjury under the laws of the State of California that I/we have read this application and know the contents thereof, and that the statements therein are true and correct.

	Executed,                                      19.
                    (Place)                     (Date)
	(If the transferor is other than an individual, give the name of the entity and the name and title of the person executing the application on behalf of such entity.)





(Signature of Transferor)            (Signature of Transferor)


(Signature of Transferor)            (Signature of Transferor)


(Signature of Transferor)            (Signature of Transferor)


	INSTRUCTIONS FOR COMPLETING LETTER OF TRANSMITTAL
	Forming Part of the Terms and Conditions of the Offer

	ASSISTANCE IN COMPLETING THE LETTER OF TRANSMITTAL,
	CALL: GEORGESON & COMPANY INC. at (800) 223-2064


	1.	DELIVERY OF LETTER OF TRANSMITTAL.  For convenience in
responding to the Offer, a self-addressed, postage-paid envelope had been enclosed with the Offer to Purchase. However, to ensure receipt of the Letter of Transmittal, it is suggested that you use an overnight courier or, if the Letter of Transmittal is to be delivered by United States mail, that you use certified or registered mail, return receipt requested.

		To be effective, a duly completed and signed Letter of Transmittal (or facsimile thereof) must be received by the Depositary at the address (or facsimile number) set forth below before the Expiration Date, 12:00 Midnight, New York, New York time on Monday, December 9, 1996, unless extended. LETTERS OF
TRANSMITTAL WHICH HAVE BEEN DULY EXECUTED, BUT WHERE NO
INDICATION IS MARKED IN THE "NUMBER OF UNITS TENDERED" COLUMN,
SHALL BE DEEMED TO HAVE TENDERED ALL UNITS PURSUANT TO THE OFFER.
Tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered.

	BY MAIL:			IBJ Schroder Bank & Trust Company
					Bowling Green Station
					New York, NY 10274-0084
					Attn: Reorganization Operations Dept.

	BY HAND DELIVERY OR
	OVERNIGHT COURIER:	IBJ Schroder Bank & Trust Company
					One State Street
					New York, NY 10004
					Attn: Securities Processing Window,
					Sub-Cellular One
					Telephone: (212) 858-2103
					Facsimile:  (212) 858-2611

	FOR ADDITIONAL
	INFORMATION CALL:	GEORGESON & COMPANY INC.
					Wall Street Plaza
					New York, NY 10005
					Telephone: (800) 223-2064

	THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND SOLE RISK OF THE TENDERING LIMITED PARTNER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. IF TENDERING BY FACSIMILE, PLEASE TRANSMIT BOTH THE FRONT AND BACK
OF THE LETTER OF TRANSMITTAL, THE TAX CERTIFICATION PAGE, AND THE APPLICATION FOR CONSENT (HEREAFTER DESCRIBED) AND MAIL THE
ORIGINAL COPIES OF SUCH PAGES TO THE DEPOSITARY AT THE ADDRESS
LISTED ABOVE.

		All tendering holders of Units, by execution of this Letter of Transmittal or facsimile hereof, waive any right to receive any notice of the acceptance of their Units for payment.

IF YOU HAVE ALREADY TENDERED YOUR UNITS TO APOLLO PURSUANT TO THE APOLLO TENDER OFFER, AND YOU NOW DESIRE TO WITHDRAW THAT TENDER, WE HAVE INCLUDED WITH THE TRANSMITTAL LETTER, A FORM OF "NOTICE OF WITHDRAWAL OF PREVIOUSLY TENDERED UNITS" LETTER (ALONG WITH INSTRUCTIONS) TO BE SENT TO THE HERMAN GROUP, IN THE MANNER INDICATED ON THE INSTRUCTIONS ATTACHED THERETO.

	2.	SIGNATURES.  All Limited Partners must sign in the
Signature Box on the back of the Letter of Transmittal. If the Units are held in the names of two or more persons, all such persons must sign the Letter of Transmittal. When signing as a general partner, corporate officer, attorney-in-fact, executor, custodian, administrator or guardian, please give full title and send proper evidence of authority satisfactory to the Purchaser with this Letter of Transmittal. With respect to most trusts, the Partnership will generally require only the named trustee to sign the Letter of Transmittal. For Units held in a custodial account for minors, only the signature of the custodian will be required.

	For IRA custodial accounts, the beneficial owner should return the executed Letter of Transmittal to the Depositary as specified in Instruction 1 herein. Such Letter of Transmittal will then be forwarded by the Depositary to the custodian for additional execution. Such Letter of Transmittal will not be considered duly completed until after it has been executed by the custodian.

	If any tendered Units are registered in different names, it will be necessary to complete, sign and submit as many separate letters of Transmittal as there are different registrations of certificates.

	If the Letter of Transmittal is signed by the registered holder of the Units tendered herewith and payment is to be made directly to that holder, then no signature guarantee is required on the Letter of Transmittal. Similarly, if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

	3.	U.S. PERSONS.  A Limited Partner who or which is a
United States citizen OR a resident alien individual, a domestic corporation, a domestic partnership, a domestic trust or a domestic estate (collectively, "United States Persons") as those terms are defined in the Code and Income Tax Regulations, should follow the instructions below with respect to certifying Boxes A and B (on the reverse side of the Letter of Transmittal).

	TAXPAYER IDENTIFICATION NUMBER. To avoid 31% federal income tax backup withholding, the Limited Partner must furnish his, her or its TIN in the blank provided for that purpose on the back of the Letter of Transmittal and certify under penalties of perjury Box A, B and, if applicable, Box C.

WHEN DETERMINING THE TIN TO BE FURNISHED, PLEASE REFER TO THE
FOLLOWING NOTE AS A GUIDELINE:

		NOTE: INDIVIDUAL ACCOUNTS should reflect their own TIN. JOINT ACCOUNTS should reflect the TIN of the person whose name appears first. TRUST ACCOUNTS should reflect the TIN assigned to the Trust. IRA CUSTODIAL ACCOUNTS should reflect the TIN of the custodian. CUSTODIAL ACCOUNTS FOR THE BENEFIT OF
MINORS should reflect the TIN of the minor.  CORPORATIONS OR
OTHER BUSINESS ENTITIES should reflect the TIN assigned to that entity. If you need additional information, please see the enclosed copy of the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

SUBSTITUTE FORM W-9 - BOX A.

(i)	In order to avoid 31% federal income tax backup withholding, the Limited Partner must provide to the Purchaser in the blank provided for that purpose on the back of the Letter of Transmittal the Limited Partner's correct TIN and certify, under penalties of that such Limited Partner is not subject to such backup withholding. The TIN being provided on the Substitute
Form W-9 is that of the registered Limited Partner as indicated on the back of the Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the IRS, in addition to the Limited Partner being subject to backup withholding. Certain Limited Partners (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.

(ii)	DO NOT CHECK THE BOX IN BOX A, PART (ii), UNLESS YOU HAVE
BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP
WITHHOLDING.

FIRPTA AFFIDAVIT - BOX. B. To avoid withholding of tax pursuant to Section 1445 of the Code, each Limited Partner who or which is a United States Person (as defined in Instruction 3 above) must certify, under penalties of perjury, the Limited Partner's TIN and address, and that the Limited Partner is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS. CHECK THE BOX IN BOX B, PART (ii) ONLY IF YOU ARE NOT A U.S. PERSON, AS DESCRIBED THEREIN.

	4.	FOREIGN PERSONS - BOX C. In order for a Limited
Partner who is a foreign person (i.e., not a United States Person as defined in Instruction 3 above) to qualify as exempt from 31% backup withholding, such foreign Limited Partner must certify, under penalties of perjury, the statement in Box C of this Letter of Transmittal attesting to that foreign person's status by checking the box in such statement. UNLESS SUCH BOX IS CHECKED, SUCH FOREIGN PERSON WILL BE SUBJECT TO 31% WITHHOLDING OF TAX UNDER SECTION 1445 OF THE CODE.

	5.	APPLICATION FOR CONSENT TO TRANSFER SECURITIES
PURSUANT TO SECTION 25151 OF THE CORPORATE SECURITIES LAW OF 1968. All Limited Partners must complete Item 3 and the sign the Application on the back. If the Units are held in the names of two or more persons, all such persons must sign the Application. When signing on behalf of an entity, please give the name of the entity and the name and full title of the person executing the Application on behalf of such entity.

	6.	CONDITIONAL TENDERS.  No alternative, conditional or
contingent tenders will be accepted.

	7.	VALIDITY OF LETTER OF TRANSMITTAL.  All questions as
to the validity, form, eligibility (including time of receipt) and acceptance of a Letter of Transmittal will be determined by the Purchaser and such determination will be final and binding.
The Purchaser's interpretation of the terms and conditions of the Offer (including these instructions for the Letter of Transmittal) also will be final and binding. The Purchaser will have the right to waive any irregularities or conditions as to the manner of tendering. Any irregularities in connection with tenders must be cured within such time as the Purchaser shall determine unless waived by it.

	The Letter of Transmittal will not be valid unless and until any irregularities have been cured or waived. Neither the Purchaser nor the Information Agent or the Depositary is under any duty to give notification of defects in a Letter of Transmittal and will incur no liability for failure to give such notification.

	8.	ASSIGNEE STATUS.  Assignees must provide documentation
to the Depositary which demonstrates, to the satisfaction of the Purchaser, such person's status as an assignee.

	9.	INADEQUATE SPACE.  If the space provided herein is
inadequate, the numbers of Units and any other information should be listed on a separate schedule attached hereto and separately signed on each page thereof in the same manner as this Letter of Transmittal is signed.

	Questions and requests for assistance may be directed to the Information Agent at its address and telephone number listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent is:
GEORGESON & COMPANY INC.
Wall Street Plaza
New York, New York 10005
(800) 223-2064














	EXHIBIT (a)(6)


PIP PARTNERS - GENERAL, LLC
350 Bridge Parkway
Redwood City, California 94065-1517

November 15, 1996

	$475 PER UNIT OFFER TO PURCHASE

To Limited Partners in Prometheus Income Partners:

	PIP Partners - General, LLC, a California limited liability company, and an affiliate of the General Partner of the Partnership (the "Purchaser"), has increased its offer to purchase Units of Prometheus Income Partners, a California limited partnership (the "Partnership"), to $475 per Unit (the
"PIP General Tender Offer"). This price matches the per Unit offer (the "Apollo Tender Offer") made by an affiliate of Apollo Realty Advisors, Prom Investment Partners L.L.C. (collectively "Apollo").

	THE SPECIAL COMMITTEE OF THE PARTNERSHIP'S GENERAL PARTNER RECOMMENDS THAT THOSE LIMITED PARTNERS WITH A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD TENDER THEIR
UNITS TO THE PURCHASER, WHICH IS AN AFFILIATE OF THE GENERAL PARTNER, PURSUANT TO ITS INCREASED OFFER. ALL LIMITED PARTNERS SHOULD REJECT THE APOLLO TENDER OFFER, AND THOSE LIMITED PARTNERS WHO DO NOT HAVE A CURRENT OR ANTICIPATED NEED OR DESIRE FOR LIQUIDITY SHOULD HOLD ONTO THEIR UNITS UNTIL THE PARTNERSHIP'S HARDBOARD SIDING PROBLEM HAS BEEN RESOLVED.

	THE PURCHASER IS OFFERING TO PURCHASE UP TO 9,000 OF THE OUTSTANDING UNITS IN THE PARTNERSHIP FOR A CASH PURCHASE PRICE OF $475 PER UNIT, NET TO THE SELLER, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THE OFFER TO PURCHASE DATED NOVEMBER 8, 1996, AS SUPPLEMENTED AND AMENDED BY THE ATTACHED SUPPLEMENT TO THE OFFER, DATED NOVEMBER 15, 1996, AND THE RELATED LETTER OF TRANSMITTAL (WHICH TOGETHER CONSTITUTE THE "OFFER").

	Unless extended by the Purchaser, this Offer is effective until midnight, New York, New York time, on December 9, 1996. Tenders of fractional Units will only be accepted if all of the Units held by such Limited Partner are tendered. The materials included in this package include important information concerning the Purchaser, the terms and conditions to the amendments to the Offer, tax implications and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Supplement to the Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by the Purchaser.

	Limited Partners who have already tendered their Units to the Purchaser will automatically receive the benefit of the $475 purchase price and need not take any further action. Limited
Partners who have tendered in response to the Apollo Tender Offer must withdraw their tender by delivering a completed Notice of Withdrawal to The Herman Group no later than midnight, November
26, 1996, New York City time, if they wish to withdraw their prior tender. A Notice of Withdrawal is included herewith for your convenience.

	If you have not yet tendered your Units, please mail or fax a completed and executed copy of the enclosed Letter of Transmittal (and all other documents required by the Letter of Transmittal) to IBJ SCHRODER BANK & TRUST COMPANY at the address disclosed in the Offer.
	In reviewing the Offer, please note:

-	The Special Committee is of the opinion that the Partnership must be extremely careful in dealing with the hardboard siding problem since it could have a major impact on the value and marketability of the Partnership Properties, and hence the value of the Units. Mr. Sanford N. Diller and his affiliates, who beneficially own the General Partner and the Purchaser, have substantial knowledge, skill, and experience in managing the many business and legal aspects of this problem, including managing litigation against manufacturers, insurers, subcontractors, and others as a result thereof. The General Partner recently commenced such litigation on behalf of the Partnership as a result of the Partnership's hardboard siding problem.

-	The Special Committee is unaware of any attempt by the
persons behind the Apollo Tender Offer to understand the magnitude of the hardboard siding problem, its impact upon the Partnership and the Partnership Properties, and the importance of managing the problem with the greatest care.

-	The Special Committee continues to believe that Apollo has
undisclosed plans regarding the Partnership, including a management change, and that such a change would be detrimental to the Partnership for the reasons described above.

-	No Commissions and No Transfer Fees/No More K-1 Reporting
Costs if You Sell All of Your Units.

	Please feel free to contact PIP General's information agent, Georgeson & Company Inc., at (800) 223-2064, for assistance, forms, or with any questions. They will be happy to help you.

			PIP PARTNERS - GENERAL, LLC, a California limited liability company, an affiliate of the General Partner of the Partnership














	EXHIBIT (a)(7)

	NOTICE OF WITHDRAWAL
	OF PREVIOUSLY TENDERED UNITS

	PROMETHEUS INCOME PARTNERS

	TO: HERMAN GROUP, INC.

	By Hand/Overnight Delivery

	HERMAN GROUP, INC.
	2121 San Jacinto Street
	Dallas, Texas 75201
	By facsimile: (214) 999-9348
							     (214) 999-9323

	Confirm by telephone (800) 992-6176

Gentlemen:

	The following limited partnership units (the "Units") of Prometheus Income Partners, a California Limited Partnership (the "Partnership"), previously tendered to Prom Investment Partners, L.L.C. pursuant to its Offer to Purchase dated October 18, 1996, as supplemented by the Supplement to the Offer to Purchase dated November 12, 1996, up to 9,000 Units (the "Apollo Tender Offer") are hereby withdrawn. A failure to complete the Section "Number of Units Tendered" shall be deemed to indicate the intent of the undersigned that all Units tendered to Prom Investment Partners, L.L.C. are hereby withdrawn.

	DESCRIPTION OF UNIT(S) WITHDRAWN
	SIGNATURES OF UNITHOLDERS

All registered Unitholder(s) must sign exactly as name(s) appear(s) on the Partnership records. See Instruction 3.



(Print Name(s))



Number of Units Tendered:

								Dated:

(Signature(s))


If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 3.


Name(s) and
Capacity:

Address:

City, State:							Zip Code:

Area Code and Tel. No.


	(See Instructions on second page)

	SIGNATURE GUARANTEE


(To be completed only if signatures were guaranteed on original
Letter of Transmittal)


Name and Address of Eligible Institution:



Authorized Signature:


Title:


Name:										  Date:



	INSTRUCTIONS


	1.	DELIVERY OF NOTICE OF WITHDRAWAL.  If withdrawing
Units previously tendered pursuant to the Apollo Tender Offer, please fully complete, execute, detach and send the attached "Notice of Withdrawal of Previously Tendered Units" of the Partnership (the "Notice of Withdrawal") to Herman Group, Inc. Herman Group, Inc. must receive the Notice of Withdrawal prior to 12:00 midnight, New York, New York time, on November 26, 1996, unless further extended in accordance with the Apollo Tender Offer. Receipt of the facsimile transmission of the Notice of Withdrawal should be confirmed by telephone at the number set forth on the Notice of Withdrawal.

	2.	INADEQUATE SPACE.  If the space provided in the Notice
of Withdrawal is inadequate, all such additional information should be listed on a separate schedule and attached as part of the Notice of Withdrawal.

	3.	SIGNATURE ON NOTICE OF WITHDRAWAL.  The Notice of
Withdrawal must be signed, as applicable, by the person(s) who signed the Letter of Transmittal related to the Apollo Tender Offer, in the same manner as such Letter of Transmittal was signed. The signatures must correspond exactly with the name(s) as they appear on the Partnership records. If any Units tendered pursuant to the Apollo Tender Offer are registered in the names of two or more joint holders, all such holders must sign, as applicable, the Notice of Withdrawal. If the Notice of Withdrawal is signed by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence of their authority to act.

	4.	GUARANTEE OF SIGNATURES.  If the signature or
signatures were guaranteed on the Letter of Transmittal, then it or they must be guaranteed on the Notice of Withdrawal.














	EXHIBIT (a)(8)

NEW RELEASE

Contact:		Charles W. Garske,			For Release
	   	 	Georgeson & Company Inc.		November 8, 1996

Telephone:	(212) 440-9916

PIP PARTNERS-GENERAL, LLC MAKES TENDER FOR PROMETHEUS INCOME
PARTNERS LIMITED PARTNERSHIP INTERESTS AT $450 PER UNIT

BODY:

	Redwood City, California, November 8, 1996. PIP Partners-General, LLC (PIP General) announced today that it has commenced a tender offer for up to 9,000 outstanding units of limited partnership interest (Units) in Prometheus Income Partners, a California limited partnership (Prometheus), at $450 per Unit, net to the sellers in cash, upon the terms and subject to the conditions set forth in an Offer to Purchase filed with the Securities and Exchange Commission and incorporated herein by reference.

	The offer is being made pursuant to an agreement between Prometheus and PIP General and is scheduled to expire at 12 o'clock midnight, New York time, on December 9, 1996, unless extended or shortened, as described in PIP General's Offer to Purchase. There is no minimum number of Units which must be tendered. PIP General will pro-rate Units accepted if more than the maximum number is tendered. The offer is not conditioned on receiving financing. PIP General will finance the purchase with proceeds from bank borrowings or capital from its members.

	PIP General is an affiliate of the general partner of Prometheus; both are beneficially owned by the same party. It is the intent of PIP General that the current general partner of Prometheus remain as such and manage the affairs of Prometheus, including those relating to certain hardboard siding problems existing at Prometheus's properties.

	A Special Committee of Prometheus has determined that PIP General's offer is substantially better than a competing tender offer made by an affiliate of Apollo Realty Advisors. The Special Committee has recommended that it is in the best interest of Prometheus, the limited partners, and the tenants and employees at Prometheus's properties that those partners who have a current or anticipated need or desire for liquidity should tender their Units to PIP General; those partners who do not have such a need or desire should retain their Units.

	IBJ Schroder Bank & Trust Company, One State Street, New York, New York 10004, (212) 858-2000, is serving as the Depository Agent for PIP General, and Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005, 1-800-223-2064 is serving the Information Agent for PIP General. Further information, including the Offer to Purchase, may be obtained without charge upon request to the Information Agent.














	EXHIBIT (a)(9)

NEW RELEASE

Contact:		Charles W. Garske,			For Release
	   	 	Georgeson & Company Inc.		November 18,
1996

Telephone:	(212) 440-9916

PIP PARTNERS-GENERAL, LLC INCREASES OFFER PRICE TO $475 PER UNIT
FOR PROMETHEUS INCOME PARTNERS LIMITED PARTNERSHIP INTERESTS

BODY:

	Redwood City, California, November 18, 1996. PIP Partners-General, LLC (PIP General), announced today that it has increased its tender offer price from $450 to $475 per Unit for up to 9,000 outstanding units of limited partnership interest (Units) in Prometheus Income Partners, a California limited partnership (Prometheus), net to the sellers in cash. PIP General is an affiliate of the General Partner of the Partnership. The PIP General offer, as increased, will remain open until midnight, December 9, 1996, New York time. Completed tender documents should be mailed to PIP General's depositary, IBJ Schroder Bank & Trust Company, Bowling Green Station, P.O. Box 84, New York, New York 10274-0084, Attention Reorganization Operations Department,
(212) 858-2103.

	Limited Partners who have already tendered their Units to PIP General will automatically receive the benefit of the $475 purchase price and need not take any further action. Limited Partners who have tendered in response to the competing offer by an affiliate of Apollo Realty Advisors and who wish to tender pursuant to the PIP General Offer must withdraw their tender in the competing offer by delivering a completed Notice of Withdrawal to The Herman Group no later than midnight, November 26, 1996, New York City time. A Notice of Withdrawal is included in the materials mailed by PIP General today.

	For additional information, forms, or questions, contact PIP General's Information Agent, Georgeson & Company Inc., Wall
Street Plaza, New York, New York 10005, 1-800-223-2064. Further information, including the Offer to Purchase, may be obtained without charge upon request to the Information Agent.

	A Special Committee of Prometheus's General Partner has recommended that it is in the best interest of Prometheus, the Limited Partners, and the tenants and employees at Prometheus's properties that those partners who have a current or anticipated need or desire for liquidity should tender their Units to PIP General; those partners who do not have such a need or desire should retain their Units until Prometheus's hardboard siding problem has been resolved.












	EXHIBIT (c)(2)

PROMETHEUS INCOME PARTNERS
350 Bridge Parkway
Redwood City, CA 94065-1517
(415)596-5393




November 15, 1996

Mr. Sanford N. Diller
PIP Partners - General, LLC
350 Bridge Parkway
Redwood City, CA 94065-1517

Re:	PIP Partners - General, LLC Tender Offer

Dear Sanford:

We hereby consent to and approve the amended tender offer of PIP
Partners - General, LLC described in its Amended Offer to
Purchase, dated November 15, 1996, and confirm that the terms of the Agreement to Make Tender Offer, dated as of November 4, 1996, are applicable to such amended offer.

Sincerely,

PROMETHEUS INCOME PARTNERS, a California limited partnership

By:   PROMETHEUS DEVELOPMENT CO., INC., a
      California corporation, its general partner

      By:   /S/ Vicki R. Mullins
      Vicki R. Mullins, Chief Financial Officer